U.S. Securities and Exchange Commission
December 6, 2018

VIA EDGAR

December 6, 2018

Mr. Bill Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TRAVELCENTERS OF AMERICA LLC
Form 10-K for the Fiscal Year Ended December 31, 2017
Response Dated November 16, 2018
File No. 001-33274

Dear Mr. Thompson:

TravelCenters of America LLC (the "Company" or "we"), hereby responds to the comment of the staff of the Division of Corporation Finance (the "Staff"), of the Securities and Exchange Commission, set forth in your letter dated November 20, 2018, regarding the above referenced Form 10-K (the "Form 10-K").

For the convenience of the Staff, your numbered comment with respect to the Form 10-K has been reproduced below in italicized text. The Company's response thereto is set forth immediately following the reproduced comment to which it relates. All references to page numbers correspond to the page numbers in the Company's Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2017

Note 9. Income Taxes, page F-24

1.    We note your response to comment 7. Please clarify for us how you determined the changes in the uncertain tax position reflected in your response and why these changes are different from the changes disclosed in your table on page F-26 for uncertain tax positions.

Response: Prior to the statute of limitations expiring on September 15, 2017, with respect to the subject of the Company's uncertain tax position, the Company had gross uncertain tax positions totaling $58.6 million, which consisted of $28.3 million recognized as a current liability and, pursuant to ASC 740-10-45-10A, $30.3 million of unrecognized deferred tax assets. The deferred tax assets that previously were unrecognized as a result of the uncertain tax positions related to net operating loss carryforwards; as a result of the expiration of the statute of limitations with respect to those net operating loss carryforwards, the Company recognized these deferred tax assets.

The Company's uncertain tax positions changed and were comprised of the following:

	Year Ended December 31,
(amounts in thousands)	2017	2016	2015
Beginning balance of current liability for uncertain tax positions	$28,301	$28,301	$34,811
Beginning balance of unrecognized deferred tax assets	31,441	31,441	24,746
Interest	—	—	185
Changes to current year tax positions	(1,140)	—	—
Lapse in statute of limitations	(58,602)	—	—
Balance at end of period	$—	$59,742	$59,742

U.S. Securities and Exchange Commission
December 6, 2018

As noted in the Company's response on November 16, 2018, to the comment letter dated October 25, 2018, the change in deferred income taxes presented on the Company's consolidated statements of cash flows of the Form 10-K, included both the deferred tax provision as well as the uncertain tax position recognized as a current liability. The change in the uncertain tax position presented on page F-26 (in Note 9 to the Notes to the Consolidated Financial Statements included in Item 15 of the Form 10-K) included both the uncertain tax position recognized as a current liability and the unrecognized deferred tax assets that previously had not been recognized because of the uncertain tax positions.

* * * * *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at 440-250-5857.

Very truly yours,
/s/ William E. Myers
William E. Myers
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Margaret Cohen
Skadden, Arps, Slate, Meagher & Flom LLP